JOHN GOODGAME

713.220.8144/fax: 713.236.0822

jgoodgame@akingump.com

September 19, 2007

VIA EDGAR

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3561

Re:	Dynegy Holdings Inc.

Registration Statement on Form S-4

Filed August 22, 2007

File Number 333-145631

Dear Mr. Owings:

On behalf of Dynegy Holdings Inc., a Delaware corporation (the “Registrant”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registrant’s registration statement filed on Form S-4, File Number 333-145631, filed August 22, 2007. In addition, we will provide a marked copy showing changes from the initial filing of the registration statement for your convenience.

We are providing the following responses to the comment letter dated September 14, 2007, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registrant’s initial filing of the registration statement. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which we have reproduced here for ease of reference. Please note that all page numbers in our responses refer to Amendment No. 1.

General

1.     We note that you are registering the exchange notes in reliance on the positions enunciated in Exxon Capital Holdings Corporation (available May 13, 1999), Morgan Stanley & Co. Incorporated (available June 5, 1991) regarding resales, and Sherman & Sterling (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please submit as correspondence a letter (1) indicating that you are registering the exchange offer in reliance on the positions set forth in those letters and (2) including the statements and representations substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Sherman & Sterling letters.

Securities and Exchange Commission

September 19, 2007

In response to the Staff’s comment, the Registrant will provide the requested correspondence with its submission of Amendment No. 1.

Undertakings, II-19

2.     Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

In response to the Staff’s comment, the Registrant has added on page II-20 of Amendment No. 1 the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

3.     The legal opinion refers to the “General Corporation Law of the State of Delaware.” Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

In response to the Staff’s comment, the Registrant’s counsel concurs with the Staff’s understanding that the reference and limitation to the “General Corporation Law of the State of Delaware” in the opinion of Akin Gump Strauss Hauer & Feld LLP includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

Exhibit 99.1

4.     Please delete the language in the letter of transmittal requiring the note holder to acknowledge that he/she has “reviewed” the prospectus and all of the terms of the exchange offer.

In response to the Staff’s comment, the Registrant has removed language from the letter of transmittal requiring the note holder to acknowledge that he/she has “reviewed” the prospectus and all of the terms of the exchange offer.

Securities and Exchange Commission

September 19, 2007

If you have any further questions, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at (713) 220-8144 or by facsimile at (713) 236-0822. Thank you for your assistance.

Very truly yours,

/s/ John Goodgame

John Goodgame, Esq.

Enclosures

cc:	Scott Anderegg, Esq., U.S. Securities and Exchange Commission

Ellie Quarles, Esq., U.S. Securities and Exchange Commission

J. Kevin Blodgett, Esq., Dynegy Holdings Inc.

Dynegy Holdings Inc.

1000 Louisiana Street, Suite 5800

Houston, Texas 77002

Phone 713.507.6400

www.dynegy.com

September 19, 2007

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Dynegy Holdings Inc. (the “Issuer”) – Registration Statement on Form S-4

(File No. 333-145631)

Dear Mr. Owings:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) the Issuer’s 7.5% Senior Unsecured Notes due 2015 (the “New 2015 Notes”) and the Issuer’s 7.75% Senior Unsecured Notes due 2019 (the “New 2019 Notes” and together with the New 2015 Notes, the “New Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for the Issuer’s outstanding 7.5% Senior Unsecured Notes due 2015 (the “Old 2015 Notes”) and the Issuer’s outstanding 7.75% Senior Unsecured Notes due 2019 (the “Old 2019 Notes” and together with the Old 2015 Notes, the “Old Notes”). The Issuer hereby informs the Staff that it is registering the Exchange Offer in reliance on the Staff position enunciated in “Morgan Stanley & Co. Incorporated,” SEC No-Action Letter (dated June 5, 1991), as interpreted in the Staff’s letter to Shearman & Sterling dated July 2, 1993, and “Exxon Capital Holdings Corporation,” SEC No-Action Letter (dated May 13, 1988) (the “Exxon Capital Letter”). Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above referenced Registration Statement, which has been filed with the Securities and Exchange Commission on August 22, 2007 and amended on September 19, 2007.

The Issuer has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Issuer’s information and belief, each entity participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the

Mr. H. Christopher Owings

September 19, 2007

New Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus and letter of transmittal) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the New Notes to be acquired in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter or similar interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Issuer will also make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus and letter of transmittal) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes, which prospectus may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer).

The Issuer will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes within the meaning of the Securities Act; and (ii) if the exchange offeree is a permitted broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the letter of transmittal will include a representation that the broker-dealer has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the New Notes.

Very truly yours,

Dynegy Holdings Inc.

By:	/s/ J. Kevin Blodgett
Name: J. Kevin Blodgett
Title: General Counsel and Executive Vice President–Administration